Autocallable Market-Linked Step Up Notes

	Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket	This graph assumes that the notes are not called on any Observation Date and reflects the hypothetical return on the notes at maturity. This graph has been prepared for purposes of illustration only.
Issuer	Deutsche Bank AG (“Deutsche Bank”), London Branch
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure	An international equity index basket composed of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the Hang Seng Index (Bloomberg symbol: “HSI”). The EURO STOXX 50® Index will be given an initial weight of 40%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.5% and the Hang Seng Index will be given an initial weight of 5%
Automatic Call	The notes will be called automatically on any Observation Date if the value of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the starting value of the Market Measure
Observation Dates	Approximately one year and two years from the pricing date
Call Amounts	[$10.95 to $11.05] if called on the first Observation Date and [$11.90 to $12.10] if called on the second Observation Date, each of which will be determined on the pricing date
Payout Profile at Maturity

•  If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•  If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•  1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	130% of the starting value of the Market Measure
Step Up Payment	$3.00 per unit, a 30% return over the principal amount
Threshold Value	100% of the starting value of the Market Measure
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1159508/000095010317003535/dp75131_424b2-sun108.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

 Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If the notes are not automatically called, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes, including any repayment of principal, are subject to the credit risk of Deutsche Bank and any resolution measure imposed by the competent resolution authority, and any actual or perceived changes in Deutsche Bank’s creditworthiness are expected to affect the value of the notes. If Deutsche Bank becomes insolvent, is unable to pay its obligations or any resolution measure becomes applicable to it, you may lose your entire investment.

•	Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	If the notes are called, your investment return is limited to the return represented by the applicable call premium.

•	You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	Your return on the notes may be affected by factors affecting international securities markets, specifically changes in the countries represented by the Basket Components. In addition, although you will not obtain the benefit of any increase in the value of the currencies the Basket Components are calculated in against the U.S. dollar during the term of your notes that you would have received if you had owned the securities included in the Basket Components, the value of the notes may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure

Deutsche Bank AG has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the Securities and Exchange Commission for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC.website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-206013 Date April 13, 2017